MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

09047289

FILE No.
82-3874

November 3, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated November 3, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

D. MacAuley
for BARBARA O'NEILL

11/10

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 **WWW.MANSON.CA**

NEWS RELEASE 09-09 **NOVEMBER 3, 2009**

Symbol: **TSX Venture-MCK**

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures Ownership of Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce it has amended the terms of the Meridian Gold project agreement such that the Company will earn a 100% interest in the property, upon paying the vendor $10,000 and issuing 950,000 common shares on November 30, 2009. The amendment is subject to regulatory approval.

Work to date has outlined an extensive gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system.

The Meridian property contains five historic past producing gold – silver mines on the road accessible, 675 hectare claim block. One of the mines, the Eva mine, was in limited production from 1901 to 1908 and produced 543,000 grams of gold.

The 100% interest in the Meridian gold property is an important milestone for the Company as it builds its gold project portfolio.

Corporate

Manson Creek is currently investigating financing opportunities to fund proposed acquisitions, exploration and working capital. The Company, in line with its gold project focus, has returned the Gillman base metal project to the vendor.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No. 82-38??

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-09 **NOVEMBER 3, 2009**

Symbol: **TSX Venture-MCK**

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures Ownership of Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce it has amended the terms of the Meridian Gold project agreement such that the Company will earn a 100% interest in the property, upon paying the vendor $10,000 and issuing 950,000 common shares on November 30, 2009. The amendment is subject to regulatory approval.

Work to date has outlined an extensive gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system.

The Meridian property contains five historic past producing gold – silver mines on the road accessible, 675 hectare claim block. One of the mines, the Eva mine, was in limited production from 1901 to 1908 and produced 543,000 grams of gold.

The 100% interest in the Meridian gold property is an important milestone for the Company as it builds its gold project portfolio.

Corporate

Manson Creek is currently investigating financing opportunities to fund proposed acquisitions, exploration and working capital. The Company, in line with its gold project focus, has returned the Gillman base metal project to the vendor.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No.
82-3874

NEWS RELEASE 09-09 **NOVEMBER 3, 2009**

Symbol: **TSX Venture-MCK**

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures Ownership of Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce it has amended the terms of the Meridian Gold project agreement such that the Company will earn a 100% interest in the property, upon paying the vendor $10,000 and issuing 950,000 common shares on November 30, 2009. The amendment is subject to regulatory approval.

Work to date has outlined an extensive gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system.

The Meridian property contains five historic past producing gold – silver mines on the road accessible, 675 hectare claim block. One of the mines, the Eva mine, was in limited production from 1901 to 1908 and produced 543,000 grams of gold.

The 100% interest in the Meridian gold property is an important milestone for the Company as it builds its gold project portfolio.

Corporate

Manson Creek is currently investigating financing opportunities to fund proposed acquisitions, exploration and working capital. The Company, in line with its gold project focus, has returned the Gillman base metal project to the vendor.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director